Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Arctic 7, Inc.
901 S. Mopac Expressway Bldg 1-300
Austin, TX 78746
https://www.arctic7.com/

Up to $1,234,998.49 in Common Stock at $1.87
Minimum Target Amount: $19,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Arctic 7, Inc.
Address: 901 S. Mopac Expressway Bldg 1-300, Austin, TX 78746
State of Incorporation: DE
Date Incorporated: June 01, 2021

Terms:

Equity

Offering Minimum: $19,999.65 | 10,695 shares of Common Stock
Offering Maximum: $1,234,998.49 | 660,427 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.87
Minimum Investment Amount (per investor): $499.29

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Arctic7 will receive 10% bonus shares.

Amount-Based Perks

Level-based bonus share percentages are not cumulative. Investors receive only the highest level-based bonus for which they qualify, in addition to any applicable time-based or loyalty bonuses, subject to regulatory limits

Travel and lodging are not included for any in-person events, showcases, set visits, dinners, or mocap sessions.

$1,000+ Studio Pass

Perk: Quarterly briefing calls with the Arctic7 founders and creative leads with live Q&A on projects, industry trends, and financial updates. Your name is incorporated as a character/NPC in a game. Discord channel access.

$5,000+ Creator Circle

Perk: Access to a Creator Portal - early looks at concept art, gameplay footage, and short film stills. Ability to give feedback that is considered in internal creative reviews. Your likeness will feature in a future game. "Creator Circle" credits in future project releases where possible. + 3% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Studio Pass).

$10,000+ Producer's Table

Perk: Invitation to an annual Arctic7 Showcase Event (physical** or virtual) -includes preview screenings, development updates, and networking with team and partners. Exclusive set visit to a future project. Exclusive signed production memorabilia. + receive 5% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Creator Circle).

$25,000+ Executive Visionary

Perk: VIP one-on-one strategy call with a founder to discuss Arctic7's roadmap, IP portfolio, and future opportunities.

Priority invitations to investment roundtables and film/game premieres.** Invite as on-screen extra on upcoming productions.** Your name is listed on the Arctic 7 site, honoring you as a top supporter. + receive 8% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Producer's Table).

$50,000+ Founding Patron

Perk: Lifetime recognition as a Founding Patron of Arctic7. Invitation to exclusive quarterly dinners or roundtables with leadership and select industry guests.** Signed collector's edition artbook showcasing Arctic7's transmedia portfolio. Invitation to participate in a future Mocap session. + receive 10% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Executive Visionary).

Time-Based Perks

Early Bird Bonus A (Days 1–7)

Invest anytime in the first 7 days and receive 20% bonus shares.

This is the highest bonus share offer of the entire raise.

Early Bird Bonus B (Days 8–14)

Invest anytime between days 8–14 and receive 10% bonus shares.

Important Note:

"Investors will receive only the single highest time-based Early Bird bonus they qualify for. Early Bird bonuses may be combined with level-based and loyalty bonuses, subject to regulatory limits on aggregate bonus share percentages."

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Travel and lodging not included.

The 10% StartEngine Venture Club Bonus

Arctic 7, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Arctic 7, headquartered in Austin, TX, is a next-generation transmedia services company. It partners with world-class developers, studios, and publishers to create, expand, and distribute entertainment IP across gaming, film & TV, and digital experiences. The team has worked on some of the biggest franchises in the world - now Arctic7 is building the infrastructure and creative services that will power the future of connected entertainment. Arctic7 provides technology and creative content solutions across the entertainment industry, delivering high-value services in game development, film and TV production, and immersive entertainment. The company targets a diverse customer base, including major studios and gaming companies, and utilizes a robust distribution network built from strong industry relationships. Investors may find compelling reasons to consider Arctic7, including significant market opportunities within the $800 billion entertainment sector (source), a unique ability to integrate transmedia storytelling, and a team with extensive experience in gaming and media.

Legal Proceedings

TriNet HR III, Inc. filed a routine payment-related dispute against Arctic 7, Inc. regarding prior HR services. The parties have reached a settlement under which the Company will pay $30,000 in installments. TriNet is expected to formally dismiss the case once the agreed payments are completed.

This matter does not involve any allegations of fraud or misconduct, and the Company does not expect it to have any impact on its business or financial condition. The Company will not use any proceeds from this offering to make the settlement payments.

Competitors and Industry

Industry: The entertainment market is experiencing robust growth, driven by the rising demand for transmedia experiences that engage audiences across multiple platforms. With a total market size of approximately $800 billion, the industry is expected to continue evolving as consumers increasingly seek interconnected content. Arctic7 is well-positioned to capitalize on these trends by offering comprehensive services that span various media formats.

Competitors: Major competitors in the transmedia and entertainment services space include large firms like Keywords Studios and Framestore, which provide similar offerings in gaming and film production. Arctic7 differentiates itself through its unique focus on integrating gaming technology and content creation, allowing for a seamless experience across different media formats and fostering brand loyalty.

Current Stage and Roadmap

Current Stage: Arctic7 is currently operational with a solid foundation, having launched in 2022 and achieved over $20 million in revenues to date. The company's services are in-market, with existing contracts with notable clients such as Disney and Microsoft, showcasing its capabilities in both gaming and film production.

Future Roadmap: In the short term, Arctic7 aims to expand its transmedia services and enhance its commercial and marketing efforts to attract new clients. Medium-term goals include launching new projects and solidifying partnerships to establish a stronger presence in emerging markets, particularly in the Middle East with recent collaborations. The company also plans to drive growth through strategic M&A activities to enhance its service offerings and market reach.

The Team

Officers and Directors

Name: Mark Allan Rizzo

Mark Allan Rizzo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Chief Operations Officer and Principal Accounting Officer
  Dates of Service: July, 2021 - Present
  Responsibilities: I am the founder and Chief Operations Officer of Arctic 7, INC.

Name: Igor Efremov

Igor Efremov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO / Board Member
  Dates of Service: July, 2021 - Present
  Responsibilities: CEO of Arctic7, overseeing company strategy and achieving financial goals, both by organic growth and acquisitions.

Name: To H Kim

To H Kim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: First Retail Inc
  Title: Founder and Partner
  Dates of Service: January, 2010 - Present
  Responsibilities: Founder, CEO, Partner. Running day to day management functions

Name: Dmitry Grishin

Dmitry Grishin's current primary role is with Grishin Robotics. Dmitry Grishin currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: November, 2021 - Present
  Responsibilities: Provides board-level oversight, strategic guidance, and investor representation following Grishin Robotics' investment in the Company's Series Seed A round.

Other business experience in the past three years:

- Employer: Grishin Robotics
  Title: Founder and Managing Partner
  Dates of Service: January, 2012 - Present
  Responsibilities: Leads investment strategy and portfolio management, focusing on technology and interactive entertainment companies.

Name: Alan Scot Van Slyke

Alan Scot Van Slyke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Provides board-level oversight and ongoing strategic advice to the executive team.

- Position: Chief Production Officer
  Dates of Service: July, 2021 - Present
  Responsibilities: Oversaw production operations, managed development teams, and supported delivery of client and internal projects during the company's early growth phase.

Name: Andrew Michael MacLusky

Andrew Michael MacLusky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Production Officer
  Dates of Service: March, 2023 - Present
  Responsibilities: As Chief Production Officer, I guide Arctic7's global production operations, bridging Hollywood, gaming, and emerging technology to develop scalable, high-return entertainment IPs powered by real-time filmmaking and virtual production innovation.

Other business experience in the past three years:

- Employer: Narwhal Studios
  Title: Co-CEO
  Dates of Service: January, 2021 - March, 2023

Responsibilities: As Co-CEO, I drove Narwhal Studios' creative and technical direction, integrating real-time pipelines and virtual production to empower storytellers and streamline modern content creation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,998.49 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have more established names in the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services better than us, or superior services than those provided by us. There can be no assurance that that the services offered by us will be preferred to any existing or newly offered services. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly

skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, and developers. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As a technology-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, currency exchange, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Competition
The market in which the company operates can be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Rizzo	2,680,000	Common Stock	25.117%
Igor Efremov	2,680,000	Common Stock	25.117%
Alan Van Slyke	2,240,000	Common Stock	20.993%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Convertible Note, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 660,427 of Common Stock.

Common Stock

The amount of security authorized is 10,670,178 with a total of 7,640,000 outstanding.

Voting Rights

Each share of Common Stock carries one vote per share. Common votes together with Preferred on an as-converted basis, except where Delaware law or the certificate grants Preferred separate class votes. Please see Voting Rights of Securities Sold in this Offering below for information related to the Voting Proxy attached to shares sold in this offering.

Material Rights

The amount outstanding does not include 1,167,018 shares that may be issued pursuant to shares reserved for issuance

Voting Rights of Securities Sold in this Offering: Voting Proxy: Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution rights & preferences:

All Common Stock shares are identical and participate equally in all distributions, subject to the rights of the Preferred Stock. Holders share pro rata in any dividends or liquidation proceeds remaining after Preferred Stock distributions.

Liquidation rights & preferences:

After payment of all debts and Preferred Stock liquidation preferences, remaining assets are distributed pro rata among Common Stockholders.

Dividend rights:

Dividends may be declared at the discretion of the Board of Directors out of legally available funds, after Preferred dividends (if any) are paid. All Common shares share equally in such distributions.

Preemptive rights:

Explicitly denied — "No stockholder has any preemptive right to purchase shares of the corporation" (Article VI).

Conversion rights:

Common Stock is the result of Preferred Stock conversion and is not itself convertible.

Series Seed Preferred Stock

The amount of security authorized is 1,863,160 with a total of 1,863,160 outstanding.

Voting Rights

Each Preferred share votes as the number of Common shares it could convert into. Preferred and Common vote together, except for actions requiring a separate class vote (e.g., amendments adverse to Preferred or creation of senior securities).

Material Rights

Distribution rights & preferences:

Holders receive 1× their Original Issue Price ($1.1296 per share), plus declared but unpaid dividends, prior to any Common Stock distribution. If the company's assets are insufficient to pay this amount, Preferred holders share ratably.

Liquidation rights & preferences:

After Preferred receives its liquidation amount, remaining assets are distributed pro rata among Common Stockholders and Preferred holders on an as-converted basis.

"Deemed Liquidation Events" include mergers, consolidations, or asset sales transferring substantially all corporate assets unless approved otherwise by a majority of Preferred.

Dividend rights:

Dividends are non-cumulative and paid pro rata on Common and Preferred (on an as-converted basis) if declared by the Board. Preferred receives equal treatment with Common on declared dividends.

Conversion rights:

Voluntary Conversion: Each share of Preferred is convertible into Common Stock at any time, 1:1 ratio, subject to anti-dilution adjustments.

Mandatory Conversion: Automatically converts upon a qualified IPO (minimum $50M gross proceeds) or upon approval by majority vote of Preferred.

Anti-Dilution Protection: Broad-based weighted-average adjustment for new issuances below the Original Issue Price.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $850,000.00
Maturity Date: May 05, 2026
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The note will automatically convert into equity upon a qualified equity financing of at least $2,000,000, or at maturity if not previously converted, and may convert earlier at the holder's option in certain financings.

Material Rights

The company has one option to extend an additional six months upon providing 30-day advance written notice to holder.

SAFE Note

The security will convert into Standard preferred stock or safe preferred stock, whichever results in more shares and the terms of the SAFE Note are outlined below:

Amount outstanding: $1,200,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $20,000,000.00
Conversion Trigger: Equity financing, Liquidity Event (Sale, change of control, IPO), or Dissolution Event

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

"Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $850,000.00
  Use of proceeds: Working capital and operational expenses
  Date: November 11, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,200,000.00
  Use of proceeds: Working capital and operational expenses
  Date: March 30, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $7,796,189 compared to $7,722,203 in fiscal year 2024.

The increase in revenue was primarily driven by the expansion of project scope with existing clients, additional client work across our service lines, and growth in transmedia and production-related engagements.

Cost of Sales

Cost of Sales for fiscal year 2023 was $6,857,298 compared to $4,611,687 in fiscal year 2024.

The increase was due mainly to higher production volume and increased labor requirements to support a larger number of projects.

Gross Margins

Gross margins for fiscal year 2023 were $938,891 compared to $3,110,516 in fiscal year 2024.

This improvement was largely due to scale efficiencies and improved operational performance associated with higher overall project volume.

Expenses

Expenses for fiscal year 2023 were $4,192,356 compared to $5,561,530 in fiscal year 2024.

The increase was primarily attributable to investments in business development, marketing, and general administrative resources required to support growth.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion that historical cash flows are not fully indicative of future results because the Company expanded its service offerings, increased margins, and entered fiscal year 2025 with a more diversified mix of clients and opportunities compared to earlier periods. Historically, cash was primarily generated through client revenues, SAFE investments, and convertible notes. Our goal is to continue expanding our transmedia, game development, and production capabilities to support long-term revenue growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 30, 2026, the Company had approximately $49,000 in cash on hand and has received a proposal for an accounts receivable factoring facility of up to $500,000, subject to approval and execution of definitive agreements. The Company has also utilized short-term financing arrangements in the ordinary course of business.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important to the Company's financial resources. While the Company continues to generate revenue from client work, it is not yet consistently profitable, and additional capital will help support monthly operating expenses during this growth stage. The Company also maintains other sources of capital and revenue, and therefore does not rely solely on the funds from this campaign to continue operating. However, the additional funding will provide meaningful support for working capital, business development, and operational stability as the Company scales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not strictly necessary to the viability of the Company, but they are important to supporting operational stability and growth during this stage. While the Company continues to generate revenue and has access to other sources of capital, it is not yet consistently profitable, and a portion of the funds raised will help support working capital and operating expenses as the Company scales. If the Company raises its maximum funding goal, approximately 80% of its total available capital resources would be made up of funds raised from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for a limited period, but the funds will primarily provide additional flexibility to support operating activities and business development initiatives. This estimate is based on a current monthly burn rate of approximately $100,000 for expenses related to personnel, production costs, and general operating expenditures.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 12–20 months. This estimate is based on a projected monthly burn rate of approximately $100,000 for expenses related to personnel, production capacity, business development, and general operating expenditures.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company may consider additional financing in the future, which could include equity financing, debt financing, or other forms of investment depending on market conditions and strategic needs. The Company has historically had access to supportive founder financing and may pursue additional raises as opportunities arise. In 2025, the Company commenced a convertible note offering available to accredited investors, which remains open during the preparation of this Regulation Crowdfunding campaign and is expected to be closed in connection with the launch of this campaign. There were no required or committed future capital contributions in place as of the date of this Offering Statement.

Indebtedness

- Creditor: JEC
  Amount Owed: $2,285,000.00
  Interest Rate: 2.0%
  Interest-only structure with standard rate plus an additional 2% related to guarantee requirements. Secured loan with personal guarantees provided by the founders. Includes lender rights tied to collateral, payment fees, and enforcement remedies. Loan remained outstanding as of March 31, 2024, and payments were current.

- Creditor: Founders (Prior-Year Founder Loans – Mark Rizzo & Igor Efremov)
  Amount Owed: $350,000.00
  Interest Rate: 0.0%
  ($175,000 each) Unsecured and subordinated to the Company's senior lender. No collateral, no covenants, no mandatory repayment schedule. Balances remained outstanding through FY24 with no modifications or repayments.

- Creditor: Founders (FY24 New Loans – Mark Rizzo & Igor Efremov)
  Amount Owed: $900,000.00
  Interest Rate: 6.0%
  ($450,000 each) Unsecured promissory notes provided on favorable terms; subordinated to senior lender obligations; no collateral, covenants, or mandatory repayment requirements. All remained outstanding as of March 31, 2024.

- Creditor: Convertible Note Holder
  Amount Owed: $500,000.00
  Interest Rate: 10.0%
  Maturity Date: May 05, 2026
  Standard convertible note features, including a 20% discount and a $10,000,000 valuation cap upon a Qualified Financing of $2,000,000 or more. No collateral or additional preferential terms.

- Creditor: Calero Lot Partners
  Amount Owed: $500,000.00
  Interest Rate: 20.0%
  Maturity Date: September 15, 2024
  Unsecured loan with standard repayment obligations. No additional preferential rights beyond customary lender protections. Loan remained outstanding as of March 31, 2024.

- Creditor: Dan Borth
  Amount Owed: $70,000.00
  Interest Rate: 10.0%
  Maturity Date: March 15, 2025
  Unsecured promissory note with standard repayment terms. No collateral or additional preferential rights. Loan remained outstanding as of March 31, 2024.

- Creditor: Anya Melmed
  Amount Owed: $16,848.21
  Interest Rate: 10.0%
  Maturity Date: March 15, 2025
  Unsecured promissory note with standard repayment terms. No collateral or additional preferential rights. Loan remained outstanding as of March 31, 2024.

Related Party Transactions

- Name of Person: Mark Rizzo and Igor Efremov
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has outstanding loans from its founders totaling $1,250,000, consisting of (i) $350,000 in prior-year founder loans and (ii) $900,000 in loans issued during FY24.
  Material Terms: Prior-year founder loans bear no interest, and FY24 founder loans bear interest at 6%. All loans are unsecured, subordinated to the Company's senior lender, have no fixed maturity date, no mandatory repayment schedule, no collateral, and no restrictive covenants. Please see the Indebtedness section of this Form C for additional details.

- Name of Person: Audrey Franklin
  Relationship to Company: Employee
  Nature / amount of interest in the transaction: Employee loan receivable of approximately $3,227 outstanding during FY24 and recorded on the Company's balance sheet.
  Material Terms: Documented receivable; expected to be repaid; no unusual or preferential terms.

Valuation

Pre-Money Valuation: $19,953,232.86

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,050,000 in Convertible Notes and SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.65 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital & General Operating Expenses
  92.5%
  Funds will support general working capital needs, including business development, marketing, sales outreach, operational expenses, and other corporate purposes necessary to support the Company's ongoing operations and growth.

If we raise the over allotment amount of $1,234,998.49, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing, Business Development & IP/R&D Development
  40.0%
  Funds will support marketing initiatives, sales outreach, client acquisition, brand-building efforts, and business development. A portion may also be used to develop internal demonstration content or example film/TV/gaming concepts to support sales efforts, which may be considered research and development for new service offerings.

- Operational Growth, Expansion of Team & Production Capacity
  32.5%
  Funds will be used to hire and expand the Company's production, technical, creative, and operations teams as needed to support client projects and scale delivery capabilities. May also be used for contractor support, staffing, and resourcing to meet demand.

- Working Capital & General Operating Expenses
  20.0%
  Funds will support general operations, corporate expenses, and normal-course working capital needs of the business. This may include ordinary-course vendor payments, software, infrastructure, and other operational requirements. Any debt payments, if required, would be made as part of normal working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.arctic7.com/ (https://www.arctic7.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/arctic7

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Arctic 7, Inc.

[See attached]

Arctic 7, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended March 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Arctic 7, Inc. Management

We have reviewed the accompanying Consolidated Financial Statements of Arctic 7, Inc. (the Company) which comprise the consolidated balance sheets as of March 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter Regarding Change in Amortization of Intangible Asset and Settlement Agreement:
We draw attention to Note 1, "Intangible Assets," which describes (i) management's determination, effective February 1, 2024, to treat an existing intangible asset previously subject to amortization as an indefinite-lived intangible asset, and (ii) the terms of a settlement agreement entered into on February 2, 2024, with Gala Games related to the "Dawn of Fire" game. Our opinion is not modified with respect to these matters

RNB Capital LLC

Tamarac, FL
February 27, 2025

ARCTIC 7 INC
CONSOLIDATED BALANCE SHEET

AS OF MARCH 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	458,327	5,231,667
Accounts Receivable		265,610	547,390
Short Term Loans Receivable		73,478	80,725
Other Receivables		297,166	75,084
Prepaid Expenses		91,327	311,604
Other Current Assets		17,231	28,487
Total Current Assets		1,203,139	6,274,958
Non-Current Assets:			
Fixed Assets - net	$	200,974	185,660
Intangible Assets - net		2,877,778	924,166
Goodwill		800,000	100,000
Other Assets		4,390	21,955
Total Non-Current Assets		3,883,142	1,231,781
TOTAL ASSETS	$	5,086,281	7,506,739
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	2,161,623	530,225
Income Taxes & Social Contributions Payable		7,082	87,692
Accrued Expenses		139,756	530,887
Accrued Salaries		522,581	1,119
Deferred Revenue		72,446	8,168,111
Notes Payable S/T		2,874,828	-
Other Current Liabilities		4,614	17,058
Total Current Liabilities	$	5,782,931	9,335,093
Non-Current Liabilities:			
Notes Payable - Related Party	$	1,328,049	368,203
Other Long Term Liabilities		-	8,424
Total Non-Current Liabilities	$	1,328,049	376,627
TOTAL LIABILITIES		7,110,979	9,711,721
EQUITY			
Common Stock	$	764	764
Preferred Stock		186	186
APIC		2,054,049	2,054,049
SAFE Notes		1,700,000	-
Contributions (Distributions)		-	-
Accumulated Deficit		(5,779,698)	(4,259,980)
TOTAL EQUITY	$	(2,024,699)	(2,204,981)
TOTAL LIABILITIES AND EQUITY	$	5,086,281	7,506,739

See Accompanying Notes to these Consolidated Financial Statements

ARCTIC 7 INC
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31,		2024	2023
Revenues			
Revenue	$	7,722,203	7,796,189
Discounts & Refunds		-	-
Cost of Goods Sold		(4,611,687)	(6,857,298)
Gross Profit	$	3,110,516	938,891
Operating Expenses			
Payroll	$	2,271,493	1,700,603
Contractors		-	107,697
Advertising & Marketing		591,048	652,664
General & Administrative		561,436	457,733
Research & Development		296,028	-
Dues & Subscriptions		327,046	197,828
Legal & Professional		1,426,813	995,338
Depreciation & Amortization Expenses		87,667	80,493
Total Operating Expenses		**5,561,530**	**4,192,356**
Total Loss from Operations	$	**(2,451,015)**	**(3,253,466)**
Other Income (Expense)			
Interest Income	$	30,606	25,752
Grant Income		-	5,671
Other Miscellaneous Income		320,483	3,799
Interest Expenses		(267,777)	(17,761)
Other Financial Expenses		(167,380)	(5,650)
Other Miscellaneous Expenses		-	(345,707)
Foreign Exchange Gains (Losses)		114,953	2,815
Total Other Income (Expense)		**30,886**	**(331,081)**
Net Income (Loss)	**$**	**(2,420,129)**	**(3,584,547)**

See Accompanying Notes to these Consolidated Financial Statements

ARCTIC 7 INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	SAFE Notes	APIC		
Beginning balance at 4/1/22	7,640,000	764	1,863,160	186	-	2,054,049	(515,957)	1,539,042
Prior Period Adjustment	-	-	-	-	-	-	(159,477)	(159,476.72)
Net income (loss)	-	-	-	-	-	-	(3,584,547)	(3,584,547)
Ending balance at 3/31/23	7,640,000	764	1,863,160	186	-	2,054,049	(4,259,980)	(2,204,981)
Issuance of SAFE Notes	-	-	-	-	1,700,000	-	-	1,700,000
Prior Period Adjustment	-	-	-	-	-	-	900,411	900,411
Net income (loss)	-	-	-	-	-	-	(2,420,129)	(2,420,129)
Ending balance at 3/31/24	7,640,000	764	1,863,160	186	1,700,000	2,054,049	(5,779,698)	(2,024,699)

See Accompanying Notes to these Consolidated Financial Statements

ARCTIC 7 INC
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,420,129)	(3,584,547)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation & Amortization Expenses		87,667	80,493
Accounts Receivable		281,780	(203,487)
Short Term Loans Receivable		7,247	119,275
Other Receivables		(222,081)	(56,751)
Prepaid Expenses		220,277	(311,604)
Other Current Assets		11,256	10,638
Goodwill		(700,000)	(100,000)
Other Assets		17,564	(21,955)
Accounts Payable		1,631,398	404,763
Income Taxes & Social Contributions Payable		(80,610)	87,692
Accrued Expenses		(391,131)	519,599
Accrued Salaries		521,462	(1,488)
Deferred Revenue		(8,095,665)	64,111
Other Current Liabilities		(12,444)	(305,555)
Other Long Term Liabilities		(8,424)	8,424
Prior Period Adjustment		900,411	(159,477)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(5,831,293)	134,679
Net Cash used in Operating Activities	$	(8,251,422)	(3,449,868)
INVESTING ACTIVITIES			
Fixed Assets - net	$	(56,592)	(56,586)
Intangible Assets - net		(2,000,000)	(450,785)
Net Cash used in Investing Activities	$	(2,056,592)	(507,371)
FINANCING ACTIVITIES			
Notes Payable	$	3,834,674	6,424
SAFE Notes		1,700,000	-
Contributions (Distributions)		-	(500)
Net Cash provided by Financing Activities	$	5,534,674	5,924
Cash at the beginning of period		5,231,667	9,182,981
Net Cash decrease for period	$	(4,773,340)	(3,951,314)
Cash at end of period	$	458,327	5,231,667

Supplemental Disclosures of Cash Flow Information:	2024	2023
Cash paid during the year for:		
Interest	267,777	17,761
Income taxes	-	-

See Accompanying Notes to these Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Arctic 7, Inc ("the Company") was incorporated in Delaware on June 1, 2021. The Company serves as a next-generation transmedia production and development studio who expands entertainment worlds across games, film, and television. The Company generates revenue through multiple service lines including full game development and production, co-development services with dedicated teams, digital and technical engineering (platforms and e-commerce), network operations and support, and creative/virtual production services for film and TV. The Company is headquartered in Austin, Texas, with additional operations and talent located across the United States and internationally. The Company's customers are global entertainment, gaming, and brand-partners seeking to scale their IP across multiple platforms and media.

The Company intends to conduct a Regulation CF crowdfunding campaign in 2026 to raise operating capital and support its continued growth in the transmedia space.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on March 31.

Basis of Consolidation – Foreign Operations

The consolidated financial statements include the accounts of Arctic 7 and its wholly owned subsidiaries. These subsidiaries include Arctic 7 Doo, an entity based in Podgorica, Montenegro, formed on June 1, 2022, and StarFort Games Studio, an entity based in Toronto, Ontario, Canada, formed on June 22, 2020 and acquired by

Arctic 7 CA HoldCo on February 28, 2023. Arctic 7 CA HoldCo, also wholly owned by Arctic 7 and headquartered in Toronto, Ontario, Canada, was formed on November 28, 2022 and has had no operating activity to date. In addition, the 2023 financial statements include Arctic7 LLC, an entity based in St. Petersburg, Russia, formed on May 27, 2021 and sold in 2023 in response to the ongoing war between Russia and Ukraine. The disposal of Arctic7 LLC did not result in the recognition of a discontinued operation, and no cumulative translation adjustment was reclassified from equity to earnings in connection with this sale.
Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2024 and 2023, the Company reported $221,121.85 and $850,698.68, respectively, in earnings from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2024 and 2023, respectively. Net assets of foreign operations were $0 at March 31, 2024 and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $0 in 2024 and 2023, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $114,953 and $2,815 in 2024 and 2023, and are included in other expenses in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of March 31, 2024 and March 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $458,327 and $5,231,667 in cash as of March 31, 2024 and March 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date.

Components of Accounts Receivable

Description	**2024**	**2023**
Trade Accounts Receivable	265,610	547,390
Less: Allowance for Doubtful Accounts	-	-
Totals	**265,610**	**547,390**

Allowance for Doubtful Accounts

The company does not have an allowance for bad debt on its financials.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for March 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Machinery & Equipment	5	268,886	198,373
Other Equipment	5	2,185	2,185
Less Accumulated Depreciation		(70,097)	(14,898)
Totals		**200,974**	**185,660**

Intangible Asset – IP Amortization and Settlement

During the 2024 financial year, the Company obtained an independent appraisal related to an existing intellectual property asset associated with the game "Dawn of Fire" (the "Branded Game") that had previously been amortized over a finite useful life and had a carrying amount of approximately 1,000,000 prior to the settlement described below. On February 2, 2024, the Company entered into a Settlement Agreement and Mutual General Release with Blockchain Game Partners, Inc. dba Gala Games ("Gala") under which the prior Definitive Agreement to develop the Branded Game was terminated, all past and future obligations of both parties to make payments, to make delivery, to account, or otherwise perform were finally and forever waived and discharged, the Company retained all rights in and to the Branded Game that had been provided to it under the Definitive Agreement, Gala confirmed that all of its rights in and to the Branded Game under that agreement were finally and forever transferred to the Company, and Gala retained ownership of its own pre-existing materials, trademarks, intellectual property, and other assets and has no future rights or obligations with respect to distribution, hosting, development, funding, revenue, licensing, or any other matters related to the Branded Game. In connection with the settlement, the Company reclassified approximately 2,000,000 from deferred revenue to the carrying amount of the related intellectual property asset.

In light of these events, management reassessed the remaining useful life of the intellectual property and concluded that, effective February 1, 2024, it should be treated as an indefinite-lived intangible asset under U.S. GAAP; accordingly, the Company ceased amortizing this asset as of that date and will instead test it for impairment at least annually, or more frequently if indicators of impairment arise, consistent with the guidance for indefinite-lived intangible assets in ASC 350-30. As part of its reassessment, management considered an independent third-party valuation that estimated the fair value of the intellectual property at approximately 9,988,000 as of February 1, 2024; this amount was used solely as an input to management's assessment and has not been recognized in the Company's accounting records, and is included in these financial statement notes for disclosure purposes only. As of March 31, 2024 and 2023, the carrying amount of this intellectual property asset was 2,877,778.

Goodwill

On March 20, 2024, the Company acquired Narwhal Studios, LLC for total consideration of approximately $800,000, consisting of cash of $100,000 and three Simple Agreements for Future Equity (SAFE notes) with an aggregate fair value of $700,000. The transaction was accounted for as a business combination in accordance with ASC 805. The excess of the consideration transferred over the estimated fair value of the identifiable net assets acquired was recorded as goodwill, which primarily represents expected synergies from combining operations, assembled workforce, and other benefits that do not qualify for separate recognition under U.S. GAAP. This goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment, in accordance with ASC 350.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by offering milestone based development and production services. This includes the delivery of full game structures, features or asset packages under defined statements of work tracked by specific points of progress. A portion of the Company's payments are generally collected at time of service or initiation of services after which, subsequent milestone invoices are paid on a net 30 basis. The Company's primary performance obligation is to complete and deliver contractual milestones or final deliverables. Obligations are satisfied when each milestone or deliverable is completed and formally accepted by the client.

Additionally, the Company earns revenue via co-development services in which the company provides a dedicated team supporting a client's ongoing game development. Payment is collected on a net 30 basis. The Company's primary performance obligation is to provide development services and access to assigned personnel throughout each monthly service period.

The company also earns revenue through digital engineering and e-commerce system development services delivered by a fixed dedicated team. Payment is collected on a net 30 basis. The Company's primary performance obligation is to provide ongoing digital and technical development services throughout each monthly service period.

Another revenue stream that the company makes use of is 24/7 network operations monitoring and support delivered by a dedicated rotating team. Payment is collected on a net 30 basis. The Company's primary performance obligation is to provide continuous support and monitoring services throughout each monthly period.

The company deferred revenue of $8,168,111 and $72,446 for the years ended 2023 and 2024 respectively for prepaid subscriptions with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office supplies, business meals for employees, travel & airfare, equipment & software expenses, insurance, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, April 30, 2022	-	-	$ -
Granted	-	-	$ -
Exercised	-	-	$ -
Expired/cancelled	-	-	
Total options outstanding, March 31, 2023	-	-	$ -
Granted	656,000	$ 1.8	$ -
Exercised	-	-	$ -
Expired/cancelled	-	-	
Total options outstanding, March 31, 2024	656,000	$ 1.8	$ -
Options exercisable, December 31, 2024	656,000	$ 1.8	$ -

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of March 31, 2024 and March 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	(305,148)	(154,459)
Interest Expense	11,631	3,213
Accrued Expenses	(32,852)	-
Deferred Revenue	-	(6,626)

Depreciation (difference in methods/timing)	5,607	(292)
Amortization	(22,443)	-
Gross Deferred Tax Asset	**(343,205)**	**(158,164)**
Less: Valuation Allowance	343,205	158,164
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of March 31, 2024 and March 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $1,453,084 and $735,517, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 2025. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Components of Income Tax Benefit

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	(343,205)	(158,164)
Valuation Allowance	343,205	158,164
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

Income Taxes Paid

	2024	2023
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Rate Reconciliation

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(149,251)	21.00%	(150,689)	21.00%
State taxes, net of federal benefit	-	0.00%	-	0.00%
Permanent differences	21,466	-3.02%	71,856	-10.01%
Change in Valuation Allowance	185,042	-26.04%	158,164	-22.04%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**57,257**	**-8.06%**	**79,330**	**-11.06%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of March 31, 2024 and March 31, 2023. Income tax returns for years ending 2023 and 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

The company entered into several loan agreements with Igor Efremov and Mark Rizzo, who are founders of the company. The total loan amount between these shareholders as of March 31, 2024 were $665,919 and $662,129, respectively. The details of these loans will be further outlined in Note 5.

The company also has a loan receivable open with an employee valued at $3,227 during the 2024 financial year. This amount is included in the Short Term Loans Receivable balance on the balance sheet and is expected to be repaid.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT.

Loan Payable - Related Party:

The company entered into several loan agreements with Mark Rizzo. The first agreement was for a total principal of $175,224.66 with an interest rate of 6% and a maturity date of December 31, 2026. The balance of this loan was $177,817.02 and $188,359.31 as of March 31, 2023 and 2024, respectively.
The second agreement was for a total principal of $450,000. This was disbursed over several days with an initial disbursement of $150,000, with $100,000 worth of deposits each time until fully disbursed. This had an interest rate of 6% and a maturity date of March 31, 2026. The balance of this loan was $467,112.33 and $473,769.86 as of March 31, 2023 and 2024 respectively.

The company entered into several loan agreements with Igor Efremov. The first agreement was for a total principal of $175,217.53 with an interest rate of 6% and a maturity date of December 31, 2026. The balance of this loan was $177,809.79 and $188,351.65 as of March 31, 2023 and 2024, respectively.
The second agreement was for a total principal of $454,462. This was disbursed over several days with $100,000 worth of deposits each time until the remaining balance of $54,462 was disbursed. This had an interest rate of 6% and a maturity date of December 31, 2026. The balance of this loan was $461,185.55 and $477,566.91 as of March 31, 2023 and 2024 respectively.

Note Payable:

The company entered into a loan agreement with JEC Capital Partners for an amount of $2,285,000 with an interest rate of 17.5% and a maturity date of May 31, 2024. The balance of this loan was $2,284,422.26 as of May 31, 2024.

The company entered into a loan agreement with Calero Lot Partners for a total principal amount of $500,000 with an interest rate of 20% and maturity date of September 15, 2024. The balance of this loan was $503,287.67 as of March 31, 2024.

The company entered into a loan agreement with Dan Borth for a total principal amount of $70,000 with an interest rate of 10% and a maturity date of March 15, 2025. The balance of this loan was $71,213.70 as of March 31, 2024.

The company entered into a loan agreement with Anya Melamed for a total principal amount of $16, 848.21 with an interest rate of 10% and a maturity date of March 15, 2025. The balance of this loan was $15,904.37 as at March 31, 2024.

Lender Name	Principal Amount	Issuance date	Interest Rate	Maturity Date/Period	Balance Outstanding as at 2023	Balance Outstanding as at 2024
Mark Rizzo 1	$175,225	1/1/2022	6%	12/31/2026	$177,817	$188,359
Mark Rizzo 2	$450,000	8/1/2023	6%	3/31/2026	-	$473,770
Igor Efremov 1	$175,218	1/1/2022	6%	12/31/2026	$177,810	$188,352
Igor Efremov 2	$454,462	8/1/2023	6%	12/31/2026	-	$477,567
JEC Capital Partners	$2,285,000	9/14/2023	17.50%	5/31/2024	-	$2,284,422
Calero Lot Partners	$500,000	3/20/2024	20%	12/15/2024	-	$503,288
Dan Borth	$70,000	3/29/2024	10%	3/15/2025	-	$71,214
Anya Melmed	$16, 848	1/29/2024	10%	3/15/2025	-	$15,904
Total					**355,627**	**4,202,876**

NOTE 6 – EQUITY

The Company has authorized 10,670,178 of common shares with a par value of $0.0001 per share. 7,640,000.00 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,863,160 of preferred shares with a par value of $0.0001 per share. 1,863,160 shares were issued and outstanding as of 2024 and 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

Simple Agreements for Future Equity (SAFE)

During the periods ending March 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFE is $1,700,000 as of March 31, 2024. The valuation caps of the agreements entered were $20,000,000 at a discount rate of 20%.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 27, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through Feb 18, 2026, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Arctic7

The studio turning games into films, films into games, and stories into worlds that live everywhere.

Arctic7 helps game companies, film studios, and TV networks expand their stories across multiple platforms. We've worked on Star Wars: The Mandalorian, Marvel films, and many PC, console, and mobile games. Our founding team worked at Electronic Arts and were executives at Keywords Studios, the leading service company in gaming. Now we're applying our experience to what we believe is entertainment's largest growth opportunity – Transmedia – and already have significant traction, including collaborations with Disney, Microsoft, and Riot Games' Hypixel Studios.

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ARCTIC7
TRANSMEDIA PARTNER,
EXPANDING WORLDS ACROSS GAMES, FILM, AND TV

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- **Revenue-Generating with strong growth:** $20M+ lifetime revenue.*
- **Experienced executive leadership.** Our executive team has held senior leadership roles at major game and entertainment companies, including Electronic Arts. Team members co-founded Sperasoft, which was acquired by Keywords Studios in 2017, and later served in executive roles at Keywords Studios during a period of significant growth. Arctic7 was formed to focus on transmedia development and IP expansion across games, film, and television.
- **A Strong Market Growing to $1 Trillion:** Arctic7 operates where gaming, film, and digital services converge. (Source)

**Past financial performance does not guarantee future results. Please refer to our Risk Factors in our Form C for more details.*

TEAM



Igor Efremov • CEO / Board Member

Igor has 30+ years in gaming. He worked at Electronic Arts, co-founded Sperasoft (Europe's largest co-development studio), and served as a senior executive at Keywords Studios, helping grow the company from $200M to $400M before its exit.

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Mark Allan Rizzo • Board Member, Chief Operations Officer and Principal Accounting Officer

Mark brings 35 years of experience from Electronic Arts, Sony PlayStation, and Keywords Studios. He co-founded Sperasoft with Igor and was part of the team that built PlayStation Network and integrated 30+ acquisitions at Keywords.

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Andrew Michael MacLusky • Chief Production Officer

Andrew has 23 years across gaming and film/TV. He worked at Take2/Rockstar Games, Meta, and founded Narwhal Studios. He pioneered VFX work leveraging game technology with Lucasfilm and maintains relationships with Disney, Marvel, Amazon, and Netflix.

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Alan Scot Van Slyke • Chief Production Officer

Alan has 20+ years of leadership and senior production experience at Epic Games, Sony, Microsoft, Electronic Arts and Sperasoft. He led multiple billion-dollar franchises, including Gears of War, in Executive Producer capacities, built an industry leading team at Sperasoft that pioneered and served as COO at Microsoft Studios' Undead Labs prior to co-founding Arctic7.

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Dmitry Grishin • Board Member

Dmitry Grishin led A7s first investment round of $2M in late 2021. He is a businessman, investor and internet entrepreneur. He is best known as the co-founder and former chairman and CEO of Mail.ru and made significant contributions to Runet in its early days.

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To H Kim • Board Member

To Kim has multiple decades of experience in technology delivery and product strategy. Working on global projects focusing on business process reengineering, web and e-commerce application design and development. His company's clients include Cisco, Walmart, Rio Tinto, The Honest Co, and Maclaren

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Our Story

Audiences want their favorite stories to exist across every screen. A game franchise becomes a TV series. A film expands into an interactive experience. The technology exists to make this happen, but most studios can't execute because they only understand one side of it.


ARCTIC7
GODFORGE
ARCTIC7 IS AT THE INTERSECTION OF GAMING, FILM PRODUCTION, AND DIGITAL SERVICES

Arctic7 is at the intersection of gaming, film production, and digital services tailored to the high-bandwidth needs of creative industries. We help IP holders expand their worlds across platforms without losing creative control or wasting money rebuilding assets. Our team has shipped AAA games for Microsoft, created virtual production environments for The Mandalorian (Narwhal Studios)*, and built digital infrastructure for major networks.

Members of our founding team previously co-founded Sperasoft, which was acquired by Keywords Studios in 2017. Following the acquisition, they held leadership roles at Keywords Studios during a period in which the company expanded through numerous acquisitions and reported significant revenue growth. Now, Arctic 7 is the same strategy applied to what we believe is a larger, less consolidated market.

**Narwhal Studios is a subsidiary of Arctic 7 which was acquired. The work referenced here was completed prior to Arctic 7 acquiring Narwhal Studios.*

The Problem

Translating interactive IP to linear entertainment is problematic and often mishandled by IP owners, production companies, and distributors.


CREATIVE DISCONNECT
Film producers don't understand game development. Game developers don't understand Hollywood production. IP owners lose control when expanding across mediums, leading to poor adaptations that alienate fans and damage brands.
THE PROBLEM
WASTED RESOURCES
Studios rebuild assets from scratch instead of leveraging existing game engines and content. Different terminology, incompatible pipelines, and misaligned timelines inflate costs and extend production schedules.
BRAND RISK
One bad adaptation can poison an entire franchise. IP holders need partners who understand both the technical requirements and the creative integrity of their worlds.

Our Solution

Arctic7 solves these problems by operating across all three domains: game development, film and TV production, and managed digital services. We bridge the creative disconnect, eliminate wasted resources, and protect brand integrity.


OUR SOLUTION
GAMES
Full-scale development and co-development for console, PC, mobile, and VR/XR/AR platforms. We design monetization systems, manage live operations, and create cinematics that maintain consistency across all platforms.
TRANSMEDIA PRODUCTION
FILM & TV
Virtual production environments, pre-visualization, ICVFX, and real-time rendering using game engines. We take existing game assets and turn them into film and TV content, reducing costs and production time while staying true to the source material.
DIGITAL
Application development, cloud infrastructure, DevOps, network management, and IT strategy. We build unified systems that serve both gaming and media production, eliminating incompatible pipelines.

Transmedia Production

We guide IP holders through cross-platform expansion while maintaining creative control. We assess which stories work best across different media, develop production roadmaps, create visual and narrative frameworks, secure funding, and manage execution from concept to delivery. IP owners stay involved at every stage.

Our team speaks both languages fluently. We help partners expand their worlds without rebuilding from scratch, alienating fans, or losing what made the IP valuable in the first place.

Market Opportunity

Arctic7 operates where three industries converge into a connected entertainment ecosystem.


THE MARKET SIZE
$1 TRILLION
by 2032
$200B → $250B+
$200B → $500B+
$800B
Total Market Size
$400B

(Source)

Why We Believe the Timing Is Right

Audiences are driving the change. 52% of Gen Z and millennial gamers now play a video game after watching a related TV show or film (source). Studios are responding by adopting game technology for film production. For example, Disney's Industrial Light & Magic (ILM) used Unreal Engine, a game development tool, to create the virtual environments for The Mandalorian. That approach is now becoming the industry standard.

This technology shift is accelerating across the entertainment industry. Game engines now power film and TV production at major studios, while franchises increasingly launch across multiple platforms simultaneously to meet audience expectations. Streaming services rely on transmedia strategies to keep viewers engaged between releases, creating sustained demand for companies that can execute across games, film, and digital media.

The Transmedia opportunity with Industry Examples

When franchises expand successfully across platforms, the results are measurable. Some of the most recognizable entertainment ecosystems today are transmedia franchises:

- **The Witcher -** Netflix's series drove significant renewed interest in CD Projekt's game franchise, bringing new players to titles released years earlier and expanding the audience far beyond gaming.
- **Cyberpunk 2077 -** The anime series *Edgerunners* generated a surge in player activity, with concurrent player counts jumping significantly and the game re-entering sales charts months after its original launch.
- **Fallout -** Amazon Prime's series premiere drove a resurgence in players across the entire game franchise, with older titles seeing renewed sales and active player counts reaching all-time highs.
- **League of Legends -** Riot Games' Arcane on Netflix introduced millions of non-gamers to the franchise, expanding the audience while deepening engagement with existing players through coordinated in-game events.
- **The Last of Us -** HBO's adaptation drove significant sales of the original PlayStation titles years after release, proving that well-executed transmedia can extend franchise lifecycles and reach new demographics.
- **Star Wars -** Decades of coordinated storytelling across films, games, books, and streaming have built one of the most valuable entertainment properties in history.

These franchises didn't just expand for brand awareness. Each platform drove measurable business results for the others, creating compounding value that single-format entertainment struggles to match.

Why This Matters Now

The demand for premium content is rising, but so is the competition for audience attention. Games, streaming, social platforms, and digital ecosystems are converging. As this happens, we believe the next generation of breakout franchises will not come from one format; they will be designed to live everywhere from the start.

That is the transmedia opportunity: **to build connected entertainment worlds that grow across platforms, deepen fan investment, and stay relevant for years.**

Traction

We've built a working business with real revenue, blue-chip clients, and clear momentum.

Financial Performance


TRACTION
$20M+
lifetime revenue
$60M+
More than $60m active deals in our pipeline
2 PROJECTS UNDERWAY
Two anime-to-live-action projects underway
PALO ALTO MUSEUM (2026)
Digital Services division delivering interactive exhibit for the Palo Alto Museum in 2026

**"Active deals" represent potential opportunities at various stages of preliminary discussion or evaluation. These opportunities are not committed contracts and are subject to numerous uncertainties, including negotiation of definitive agreements, third-party approvals, and securing financing. There is no guarantee that any of these opportunities will be realized or generate revenue.*

Client Portfolio

We have provided services for some of the biggest names in the entertainment industry, including the companies shown below (current and former clients of Arctic 7 and its acquisitions, Narwhal Studios and Happy Mushroom).


CLIENT PORTFOLIO
LUCASFILM Ltd
XBOX
RIOT GAMES
MARVEL STUDIOS
SONY
UBISOFT
NETGATE

Strategic Expansion

Our business pipeline contains multiple partners and potential clients to help Arctic7 scale in the next 24 months.


STRATEGIC EXPANSION
ACQUIRED NARWHAL STUDIOS
A virtual production powerhouse with relationships at Disney, Marvel, Amazon, and Netflix
EASTERN EUROPE
Expanded studio operations to Eastern Europe
LAUNCHED IN CANADA
Launched Canadian operations through the Starfort acquisition

How We Make Money

Arctic7 generates revenue through long-term client contracts and strategic acquisitions. Our primary revenue source is from the unique and excellent services we provide to partners.


HOW WE MAKE MONEY
CLIENT SERVICES
Long-term contracts for game development, film/TV production, and digital infrastructure. Recurring revenue from publishers, studios, and IP holders.
STRATEGIC ACQUISITIONS
Two targets in final negotiations. The game services industry is less than 30% consolidated. Our team integrated 30+ companies at Keywords Studios and knows how to identify, acquire, and scale targets.

Use of Funds

We're raising $1.2M to build and evaluate our strategic growth pipeline. This capital will support relationship development with potential partners and targets that complement our transmedia capabilities, including outbound sourcing, initial diligence and feasibility analysis, and building the internal processes and infrastructure needed to be ready for future strategic transactions as we scale.

Join Us

Entertainment no longer lives in one place. Arctic7 is building the infrastructure to power stories across every platform. We are the future of entertainment.

CTA


ARCTIC7
INVEST IN ARCTIC7

ABOUT

HEADQUARTERS
901 S. Mopac Expressway Bldg 1-300
Austin, TX 78746

WEBSITE
View Site

Arctic7 helps game companies, film studios, and TV networks expand their stories across multiple platforms. We've worked on Star Wars: The Mandalorian, Marvel films, and many PC, console, and mobile games. Our founding team worked at Electronic Arts and were executives at Keywords Studios, the leading service company in gaming. Now we're applying our experience to what we believe is entertainment's largest growth opportunity – Transmedia – and already have significant traction, including collaborations with Disney, Microsoft, and Riot Games' Hypixel Studios.

TERMS

Arctic7

Overview

PRICE PER SHARE
$1.87

VALUATION
$19.95M

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.29

MAX INVESTMENT
$1,234,998.49

MIN NUMBER OF SHARES OFFERED
10,695

MAX NUMBER OF SHARES OFFERED
660,427

OFFERING TYPE
Equity

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$5,086,281	$7,506,739
Cash & Cash Equivalents	$458,327	$5,231,667
Accounts Receivable	$265,610	$547,390
Short-Term Debt	$5,782,931	$9,335,093
Long-Term Debt	$1,328,049	$376,627
Revenue & Sales	$7,722,203	$7,796,189
Costs of Goods Sold	$4,611,687	$6,857,298
Taxes Paid	$0	$0
Net Income	-$2,420,129	-$3,584,547

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Arctic7 will receive 10% bonus shares.

Amount-Based Perks

Level-based bonus share percentages are not cumulative. Investors receive only the highest level-based bonus for which they qualify, in addition to any applicable time-based or loyalty bonuses, subject to regulatory limits

Travel and lodging are not included for any in-person events, showcases, set visits, dinners, or mocap sessions.

$1,000+ Studio Pass

Perk: Quarterly briefing calls with the Arctic7 founders and creative leads with live Q&A on projects, industry trends, and financial updates. Your name is incorporated as a character/NPC in a game. Discord channel access.

$5,000+ Creator Circle

Perk: Access to a Creator Portal - early looks at concept art, gameplay footage, and short film stills. Ability to give feedback that is considered in internal creative reviews. Your likeness will feature in a future game. "Creator Circle" credits in future project releases where possible. + 3% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Studio Pass).

$10,000+ Producer's Table

Perk: Invitation to an annual Arctic7 Showcase Event (physical** or virtual) -includes preview screenings, development updates, and networking with team and partners. Exclusive set visit to a future project. Exclusive signed production memorabilia. + receive 5% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Creator Circle).

$25,000+ Executive Visionary

Perk: VIP one-on-one strategy call with a founder to discuss Arctic7's roadmap, IP portfolio, and future opportunities. Priority invitations to investment roundtables and film/game premieres.** Invite as on-screen extra on upcoming productions.** Your name is listed on the Arctic 7 site, honoring you as a top supporter. + receive 8% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Producer's Table).

$50,000+ Founding Patron

Perk: Lifetime recognition as a Founding Patron of Arctic7. Invitation to exclusive quarterly dinners or roundtables with leadership and select industry guests.** Signed collector's edition artbook showcasing Arctic7's transmedia portfolio. Invitation to participate in a future Mocap session. + receive 10% bonus shares

Includes: All non-bonus share perks will apply from the lower amount based perks (Executive Visionary).

Time-Based Perks

Early Bird Bonus A (Days 1–7)

Invest anytime in the first 7 days and receive 20% bonus shares.

This is the highest bonus share offer of the entire raise.

Early Bird Bonus B (Days 8–14)

Invest anytime between days 8–14 and receive 10% bonus shares.

Important Note:

"Investors will receive only the single highest time-based Early Bird bonus they qualify for. Early Bird bonuses may be combined with level-based and loyalty bonuses, subject to regulatory limits on aggregate bonus share percentages."

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Travel and lodging not included.*

The 10% StartEngine Venture Club Bonus

Arctic 7, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.87 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $187.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

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How to open a Self-Directed IRA on StartEngine?

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, learn about Regulation Crowdfunding, and for Regulation A+, learn about Regulation A+.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Entertainment isn't built in silos. (beat) It's connected - across games, film, and digital experiences. That's Arctic7.

We're a next-generation transmedia studio - creating, producing, and powering worlds that live beyond a single screen. From AAA games to film and TV, we build IP that moves seamlessly between mediums - keeping fans engaged wherever they play, watch, or connect.

The combined market value of films, TV and games is now worth more than $500billion. Audiences are demanding stories that connect - and Arctic7 bridges the gap between gaming and Hollywood to deliver them.

Our team has shipped hundreds of games, produced award-winning films, and built technology trusted by the biggest names in entertainment. We know how to turn creativity into growth - and vision into value.

Arctic7 is conducting an offering under Regulation Crowdfunding through StartEngine Primary, LLC. Invest in the studio helping to build true connected entertainment. To review details about the offering, including all required disclosures and risk information, read our campaign page on the StartEngine platform. Arctic7. Worlds. Connected.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARCTIC 7, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Arctic 7, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is Arctic 7, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on June 1, 2021 under the name Arctic 7, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on November 5, 2021.

DocuSigned by:
By: [signature]
23217284AED44EF...
Name: Igor Efremov
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:10 PM 11/05/2021
FILED 03:10 PM 11/05/2021
SR 20213720584 - File Number 5962081

Exhibit A

ARCTIC 7, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Arctic 7, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 919 North Market Street, Suite 950 in the City of Wilmington, County of New Castle County, Zip Code 19805. The name of its registered agent at such address is Incorp Services, Inc.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect two directors of the Corporation (the "***Series Seed Directors***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect three directors of the Corporation. For administrative convenience, the initial Series Seed Directors may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Original Issue Price***" means $1.1298 per share for Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Any references in this Restated Certificate to any number of shares or per share price will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 12,533,338, consisting of (a) 10,670,178 shares of Common Stock of the Corporation, $0.0001 par value per share ("***Common Stock***"), and (b) 1,863,160 shares of Preferred Stock of the Corporation, $0.0001 par value per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) amend, alter or repeal any provision of this Restated Certificate of Incorporation or the Bylaws;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost;

(e) declare or pay any dividend or otherwise make a distribution to holders of any Common Stock or Preferred Stock other than in the form of dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event, or

(h) consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Adjustments for Diluting Issues.

3.9.1 Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Convertible Securities***" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "***Additional Shares of Common Stock***" means all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4 Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issuance or deemed issuance, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of such series of Preferred Stock in effect immediately before such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "***A***" means the number of shares of Common Stock outstanding immediately before such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issuance or deemed issuance);

(d) "*B*" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "*C*" means the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5 Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock will be computed as follows:

(a) Cash and Property: Such consideration will:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6 Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock in certificated form will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, any certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or before such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates[1] for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange

[1] Note to Draft: Consider adding language regarding uncertificated shares if the company is considering using them.

applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code (to the extent applicable), a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the Requisite Holders.

ARTICLE VIII
BYLAW PROVISIONS

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. **LIMITATION.** To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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